Western Magnesium Corp.

8180 Greensboro Drive, Suite 720

McLean, Virginia 22102

June 24, 2022

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Liz Packebusch, Staff Attorney
Karina Dorin, Staff Attorney
Karl Hiller, Accounting Branch Chief
John Cannarella, Staff Accountant

Re:	Western Magnesium Corporation (the “Company”)
Registration Statement on Form S-1
Filed May 25, 2022
File No. 333-265189

Ladies and Gentlemen:

The Company is in receipt of the staff’s oral comment on the above-referenced filing requesting disclosure of the Company’s sales of unregistered securities during the period from the end of the most recently reported quarterly period through the date of the filing the Form S-1 in Part II, Item 15. Recent Sales of Unregistered Securities.

Based on the staff’s comment, the Company provided the requested disclosure in each place it appeared and since the Company filed a Form 10-Q for the period ended April 31, 2022, the disclosure also included issuances during the three months ended April 30, 2022 and thereafter through the date of filing the Form S-1/A. Contemporaneously, the Company has filed a Form S-1/A (Amendment No. 1) which contains the requested disclosure.

In addition, since the Company filed a Form 10-Q for the period ended April 31, 2022, it has replaced the previously filed quarterly financial information for the period ended January 31, 2022 and updated all other disclosures related to the prior quarterly period throughout the Form S-1. Further, the Company updated certain disclosures regarding its business operations that have occurred since the filing of the original Form S-1.

We trust the foregoing and Amendment No. 1 is fully responsive to the staff’s oral comment. Further, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sam Ataya
Sam Ataya, Chief Executive Officer

cc:	Laura Anthony, Esq.